Offering Statement for
Dome Audio Inc. (“Dome Audio”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Dome Audio Inc.

   2 Park Square

Suite 2212
Rahway, NJ 07065

Eligibility

2. **The following are true for Dome Audio Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Benjamin White

Ben is the founder of Dome Audio Inc., He has over 20 years' experience in the music industry as a producer, writer, musician, engineer and serial entrepreneur. Ben holds a Bachelor's Degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise, New York. 3-year work history: Dome Audio Inc. Founder and CEO, Oct 2017 to Present; From 2014 to 2016, CTO for Sense Tech, LLC

Timothy Wright

Tim Wright epitomizes the phrase, "More Than An Athlete". During his career at Rutgers University

as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success to become statistically one of the leagues top tight ends. The following year, he was an instrumental piece that helped the New England Patriots win a Super Bowl, catching 6 touchdowns from legendary Tom Brady during that season. Understanding the platform he achieved becoming a Champion and the knowledge he acquired about the business of professional sports, he felt this was an opportunity to develop business ventures for his life after the game. Wright is a visionary and strategic thinker who is in touch with the world's social shifts and trends and how they relate to a product/company such as Dome Audio. His background and experience give him the instinctive ability to suggest strategies that will maximize its impact on Dome's consumer base. 3-year work history: Dome Audio Inc., Chief Strategy Officer, March 2018 to Present. NFL (National Football League), Super Bowl Winning Tight End, 2012 to 2018

Eric Vinson

Eric H Vinson graduated with honors from Princeton University's Woodrow Wilson School of Public and International affairs and is the recipient of a Juris Doctorate from Georgetown Law Center where he was an Earl Warren Legal Fellow. He is a member of the Pennsylvania Bar Association. Mr. Vinson has held executive positions in management, and private banking with fortune 500 financial institutions, such as JP Morgan Chase and Bank of America. He served the New York Stock Exchange and the Commodity Futures Trading Commission as a senior securities and commodities litigator. His success in business development and client management has been featured in the Wall Street Journal, the New York Times, Fortune and Forbes magazines and him being quoted in Black Enterprise and Ebony magazines. 3-Year Work History: Dome Audio Inc., Chief Business Officer/Legal Consultant, June 2018 to Present. Retired, 2014-June 2018.

Christopher Chambers

Chris is a graduate of the U.S. Military Academy at West Point (BS, Engineering) and the Wharton School of Business (MBA, dual degrees in Finance & Multinational Management). Mr. Chambers founded a growing simulation company, Serious Simulations, which has paved new technological ground in the fields of Virtual and Augmented Reality for training. He also was a key leader at Laser Shot, Inc. (a military Simulation company), where he served in various positions, including President, Chief Development Officer (CDO), and Vice President for Corporate Strategy and Business Development. The company experienced a tripling of annual revenue (to $27 M), with an additional contract backlog with $21M profit. Throughout his experiences in high growth companies, Mr. Chambers chose to retain direct responsibility for all Business Development activities. He booked many strategic contracts and subcontracts worth dozens of millions of dollars including two DOD Programs-of-Record worth over $54 Million. 3-Year Work History: Dome Audio Inc., Chief Financial Officer, June 2018 to present. Serious Simulation, Founder, Oct 2015 to present

Eric Helmstetter

Eric Helmstetter is the creative energy behind the 30-year success of Thinkwork Creative, specializing in all things packaging. Recipient of 6 Communicator Awards and 3 Summit Creative Awards, Eric's keen sense of spatial relations helped grow Thinkwork into a nationally recognized firm. His insatiable passion for all things creative has earned him clients such as Mars Wrigley, Crayola, Ferrero Roche, Bayer, TD Ameritrade, Oneida, Sherwin Williams, Maxell, and Coldwell Banker Commercial. A graduate of Kutztown University, Eric cut his teeth at a mid-sized package design firm in Manhattan, where he took on the firm's first computer-generated design project. The company used the notoriety to land clients like Pioneer Electronics and Johnson & Johnson. 3-Year Work History: Dome Audio Inc., Head of Packaging Design, March 2018 to present; Thinkwork Creative, Owner, 2000-Present.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

   ### Benjamin White

Securities:	44,125,000
Class:	Common Stock
Voting Power:	88.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Dome Audio Inc. was founded in 2017 under the original name of "Dome Beats, LLC". The company's goal is to offer premium audio headphones to consumers worldwide. Dome Audio is the patent-pending producer of a Surround Sound Bone Conduction Headphone, which provides both open and closed ear listening. Open ear listening allows audio content (music, navigation, news or podcast) to be heard in full fidelity while simultaneously hearing important ambient sounds in the environment. Closed ear listening is achieved by attaching Dome's noise cancellation covers. Dome Audio plans to sell its products through its website, strategic boutique partnerships and eventually its own boutique stores, positioned strategically around the world. In parallel to establishing a presence in the market, Dome plans to collaborate with other brands, celebrities, ambassadors, and social media influencers to scale its business.

   Dome Audio currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from

registration.

7. **Material factors that make an investment in Dome Audio Inc. speculative or risky:**
   1. If the company is unable to raise additional capital on acceptable terms, it may be unable to complete planned prototypes, testing, production, etc., or otherwise commercialize its products.
   2. Because the company expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The company is in an early stage of development and, therefore, has a limited history of operations.
   3. Because the company is focused on product development, the company has not generated any product revenues to date. The company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.
   4. There can be no assurance that the company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   5. The company will require substantial future capital in order to continue to conduct the development and production activities necessary to bring the product to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the company's business, financial condition and results of operations because the company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.
   6. The company is faced with all of the risks associated with a company in the early stage of development. In addition, the company's business is subject to numerous risks associated with a new company engaged in production of consumer electronics. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated production difficulties such product redesigns, failure to acquire quality components and parts on favorable prices, problems with product quality control, and product recalls.
   7. According to expert estimates, the inflation rate is likely to remain under control over the next five years. We have accounted for a 2 percent annual inflation rate. All of Dome's operations are in U.S. dollars, and both equipment and materials are manufactured in the United States and Taiwan. No currency risk is accounted for at the time of this writing.
   8. U.S. taxation and economic policy changes: These changes are likely to occur, and it is not clear how they might influence Dome's financial performance. That is another reason why Dome estimates are conservative. This risk is high.
   9. Current trends indicate that the economic recovery process will begin soon. However, it is likely to be a slow process, and it will probably take several years to complete recovery, and full growth is achieved. We assess the risk of major depression to be low.
   10. There is a high risk that new competitors will arrive in the relevant marketplace. Dome's continuous management improvement strategy and cost control methods will help us to stay on top of customer preference. The headphone customer buying patterns are not likely to significantly change over the next five years. Besides, the population growth predicted in the area will increase the chances to maintain and boost sales.
   11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

       You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

   12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

       The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or

regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present market for the Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Dome Audio Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation

equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    If the maximum offering amount is raised, our anticipated use of proceeds is as follows:

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
G & A Expenses	$0	$150,500
Marketing, Promotion & Sales	$9,510	$65,000
Customer care expenses	$0	$20,000
Rent	$0	$40,000
Manufacturing	$0	$140,000
Research & Development	$0	$25,000
Supplies Expense	$0	$35,000
Total Use of Proceeds	**$10,000**	**$500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Dome Audio Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a

material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.32 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	52,762,500	50,000,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The company previously issued convertible debt to early seed investors in the aggregate principal amount of $181,000 ("Convertible Debt"). If converted, the Convertible Debt will dilute your ownership. Other than the Convertible Debt the company has no other outstanding convertible securities, such as options or warrants. The conversion price of the Convertible Debt is not a specific price or formula, but is implied to be at market value. We are unable to calculate or advise you how many shares of our common stock will be issued when the debt is converted and therefore we cannot project the extent of dilution. Some of the Convertible Debt is technically in default because the maturity date has passed. If some of the debt holders demand payment in cash it may deplete the Company's cash resources and decrease the value of your holdings.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

   At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Private Investor
Amount Outstanding:	$2,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

   > This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$3,000

Interest Rate:	7.0%
Maturity Date:	December 25, 2018

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$2,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$500
Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000

Interest Rate:	7.0%
Maturity Date:	December 25, 2018
Other Material Terms:	

    This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$2,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

    This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

    This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$50,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

    This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

    This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

> This note can convert to equity at the discretion of the holder.

Creditor(s):   Private Investor

Amount Outstanding: $1,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

> This note can convert to equity at the discretion of the holder.

Creditor(s):   Private Investor

Amount Outstanding: $1,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

> This note can convert to equity at the discretion of the holder.

Creditor(s):   Private Investor

Amount Outstanding: $2,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

> This note can convert to equity at the discretion of the holder.

Creditor(s):   Private Investor

Amount Outstanding: $7,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

> This note can convert to equity at the discretion of the holder.

Creditor(s):   Private Investor

Amount Outstanding: $1,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

> This note can convert to equity at the discretion of the holder.

Creditor(s):   Private Investor

Amount Outstanding: $1,000

Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000

Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$11,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,200
Interest Rate:	7.0%
Maturity Date:	December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000

Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the
holder.

Creditor(s):	Private Investor
Amount Outstanding:	$2,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the
holder.

Creditor(s):	Private Investor
Amount Outstanding:	$25,000
Interest Rate:	13.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the
holder.

Creditor(s):	Private Investor
Amount Outstanding:	$4,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the
holder.

Creditor(s):	Private Investor
Amount Outstanding:	$25,000
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the
holder.

Creditor(s):	Private Investor
Amount Outstanding:	$800
Interest Rate:	7.0%
Maturity Date:	December 25, 2019
Other Material Terms:	

This note can convert to equity at the discretion of the
holder.

Creditor(s):	Private Investor
Amount Outstanding:	$1,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

Creditor(s): Private Investor

Amount Outstanding: $1,000

Interest Rate: 7.0%

Maturity Date: December 25, 2019

Other Material Terms:

This note can convert to equity at the discretion of the holder.

25. **What other exempt offerings has Dome Audio Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Dome's Financial Condition The Company started its business operations with effect from December 2017. On reviewing the actual financial statements for the years 2017, 2018 and the four months ended April 30, 2019, the following points have been analyzed: • From the start of operations in 2017 until the issuances of this offering statement, the company has been in R&D mode and the company has made no actual sales. For the year 2017 and 2018, the company had a positive cash balance of $5,856 and $5,499 respectively. • The owner, Ben White is himself putting funds into the business which he might have arranged from his own savings or from other sources such as debt from third parties. • The Company has raised funding of $180,324. The investment is structured as notes payable and is designed to convert into common stock. • There is no manufacturing cost to date as there is no revenue generation. All the expenses mentioned in the income statement consist of development

and allied expenses; the major expenses incurred on web hosting, rent expense supplies expenses, professional fees, travel, meals, prototyping supplies, and other expenses. • No significant contracts have been executed thus, no change in business operations, supplies or fulfillment as of the date of this offering statement. • The company is in the launch phase and investing in its product prototype and commercial launch and as such is currently showing a net loss.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities**

      dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Dome Audio Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Hey guys, you're right on time. Welcome to Dome Audio, Inc. Come check out behind the scenes. How you doing, guys? Welcome to Dome Audio, Inc. My name is Tim Wright, and I'm the chief strategic officer. I'm happy to have you guys here today so we can show you around behind the scenes. Let's come take a walk. So I'm Ben White, Founder and CEO. Let's talk milestones. In 2018, we accomplished three major milestones, one of which was the filing of our three patent applications and two trademarks, and one of which was granted. The other accomplishment was the raising of close to 200k from seed investors, friends and family. And then the final milestone was putting together a highly experienced executive team. And the milestones for 2019 include establishing our own in-house prototyping, refining our marketing strategy, and launching our first equity crowdfunding campaign. So, here's an example of our prototypes. The D4 is the world's first surround sound, bone conduction headphone. What that means is that the design consists of four speakers. The leading brand headphones in the market today only has two. So our open end design provides for open ear listening. And what that means is you can hear your music in full fidelity without being disconnected from the sounds and important queues around you. One of the safety

risks of conventional headphones is that when you put them over your ears, you are disconnected from very important sounds that could prevent you from having a misfortune. Recent statistics tell us that the rise of accidents associated with conventional headphones is on the rise. So our open ear listening headphones mitigates that risk, completely. Some other nice features of the D4 headphones is that it has two mics, which allows you to take your phone calls. We also have a proprietary app, which allows you to set your EQ settings and store your playlists. We have some other features in development as well. So one of the unique features of the D4 headphone is that it has two separate components, one being a head bar that provides the sound, and one being noise isolation coverage that cancels the outside sound. Now, there are times when you're walking around in the city doing travel, when you're working out, and you want to stay connected to environmental queues and things that surround you. But then there's times when you're in a safe place and you're in your comfort zone and you want to escape the noise around you. You pop on these noise isolation covers, and you escape from the world. Another advantage of Dome covers, is that it allows us to redefine scarcity market. Dome's acquisition of ambassadors and influencers are on track to exceed over 500 million followers on social media. Dome's scarcity marketing strategy is to roll out collections as strategic drop-points, thereby creating a frenzied demand of consumers.

The following documents are being submitted as part of this offering:

> **Governance:**
>> **Certificate of Incorporation:**   certificateofincorporation.pdf
>> **Corporate Bylaws:**   corporatebylaws.pdf
> **Opportunity:**
>> **Offering Page JPG:**   offeringpage.jpg
> **Financials:**
>> **Additional Information:**   otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.domeaudioinc.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.